SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated April 23, 2012.

For Immediate Release	April 23, 2012
RM: 6 – 12

Crystallex Announces Court Approval of DIP Financing

TORONTO, ONTARIO, April 23, 2012 – Crystallex International Corporation (OTCQB: CRYFQ) (“Crystallex” or the “Company”) announced today that the Ontario Superior Court of Justice (Commercial List) issued an order (the “CCAA Order”) approving the Company’s debtor-in-possession (DIP) financing of US$36,000,000 provided by an entity managed by Tenor Capital Management Company LLC (together with any successors, assigns or transferees as permitted, the “Lender”).

In accordance with the terms of the senior secured credit agreement pursuant to which the DIP financing is expected to be provided (the “Credit Agreement”), an initial tranche of US$9 million would be available on the execution of such agreement and the satisfaction of certain conditions precedent, which funds would allow the Company (i) to repay its previously announced US$3.125 million bridge loan provided by Tenor Special Situations Fund, L.P., which has become due and payable, and (ii) to fund its operations, including the prosecution of its arbitration claim against the government of Venezuela. The Company is diligently working towards the satisfaction of such conditions precedent and as a result expects that the initial advance will be made shortly and in any event by the end of April. Three subsequent tranches of US$12 million, US$10 million and US$5 million each would also be made available upon the Company meeting certain conditions in accordance with the terms of the Credit Agreement and the CCAA Order, as applicable. The holders of the US$100,000,000 unsecured notes issued by the Company have served the Company with a motion for leave to appeal the CCAA Order. The appeal process has been expedited.

If any appeal of the CCAA Order has been dismissed or the period for an appeal of such order has expired, the Credit Agreement would also provide for additional compensation to the Lender which would be dependent on the amount of the net proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of the Lender, could be converted into up to 35% of the equity of the Company. In addition, the Credit Agreement would in such circumstances require certain changes to be made to the governance of Crystallex, including changes to the composition of the board of directors of the Company such that the Lender would have the right to appoint 2 of the 5 directors of the Company.

The Court has also approved a discretionary management retention plan of the Company, pursuant to which, upon a successful conclusion of the arbitration with the government of Venezuela, retention amounts may be paid at the discretion of an independent committee. The independent committee can award amounts, depending on certain factors, ranging from zero to a variable cap that cannot exceed ten percent of the amount of any award or settlement after the payment of liabilities of the Company.

Additional information relating to the Credit Agreement and other matters pertaining to the Company’s proceeding under the Companies’ Creditors Arrangement Act (Canada) is and will be available at www.sedar.com under the Company’s profile and on the monitor’s website at www.ey.com/ca/crystallex.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the Company being able to access the DIP financing, the CCAA Order not being successfully appealed and obtaining a successful result in connection with the arbitration. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company, including the failure by the Company to draw down under the DIP financing facility. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie
	Name:	Robert Crombie
	Title:	President

Date: April 24, 2012